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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                            :
           In the Matter of                 :        CERTIFICATE
                                            :             of
  CONSOLIDATED NATURAL GAS COMPANY, ET AL.  :        NOTIFICATION
                                            :            No. 2
           File No. 70-8577                 :
                                            :        TRANSACTIONS
(Public Utility Holding Company Act of 1935):        DURING PERIOD
____________________________________________

                                                    October 1, 1995
                                                         through
                                                   December 31, 1995
*
TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated Natural Gas Company ("CNG") and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing certain energy-
related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with
CNG.
	CNG formed a new special-purpose subsidiary  --  CNG Products and Services
--   to engage in the new business.  (Originally CNG Special Products and
Services, Inc., the name was changed to CNG Products and Services, Inc., effective November 20, 1995.) The Customer Services (e.g., the Service Line Maintenance Program) are offered as a convenience to utility customers.


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	This Certificate -- a quarterly report -- is filed in accordance with Rule
24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.
	During this period, Energy Services made open-account advances of $434,000.00 to CNG Products and Services Corporation. No portion of the advance was repaid during this period. Revenues from Customers Services for this period are $144,624.00. The only Customers Services being offered at this time is the Service Line Maintenance Program.
	The "past tense" opinion required by paragraph F(2) of the instructions to exhibits for Form U-1 will be filed when all transactions authorized under the Order have been consummated.

			CONSOLIDATED NATURAL GAS COMPANY

			CNG ENERGY SERVICES CORPORATION




			By  J. M. Hostetler
			    Their Attorney

Dated:  February 29, 1996